SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                             CEC ENTERTAINMENT, INC.
                       (formerly Showbiz Pizza Time, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Class A Preferred Stock, par value $60.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125137 20 8
         -------------------------------------------------------------
                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                            Executive Vice President,
                          General Counsel and Secretary
                                Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2003
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

================================================================================

CUSIP No. 125137 20 8                                               Page 2 of 13

================================================================================
================================================================================

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Time Warner Inc.
          13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a |_|
                                                                   b |_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
================================================================================
================================================================================

                            7       SOLE VOTING POWER
   NUMBER OF

    SHARES                --------- --------------------------------------------
                          --------- --------------------------------------------
  BENEFICIALLY
                            8       SHARED VOTING POWER
   OWNED BY
                                     - 0 -
     EACH                 --------- --------------------------------------------
                          --------- --------------------------------------------
   REPORTING
                            9       SOLE DISPOSITIVE POWER
    PERSON
                          --------- --------------------------------------------
     WITH                 --------- --------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    - 0 -
================================================================================
================================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            - 0 -
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0 %
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*
            HC
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT





                                  SCHEDULE 13D
================================================================================

CUSIP No. 125137 20 8                                               Page 3 of 13

================================================================================
================================================================================

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Historic TW Inc.
          13-3527249
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       a  |_|
                                                                  b  |_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
================================================================================
================================================================================

                            7       SOLE VOTING POWER
   NUMBER OF
                          --------- --------------------------------------------
    SHARES                --------- --------------------------------------------

  BENEFICIALLY              8       SHARED VOTING POWER

   OWNED BY                         - 0 -
                          --------- --------------------------------------------
     EACH                 --------- --------------------------------------------

   REPORTING                9       SOLE DISPOSITIVE POWER

    PERSON                --------- --------------------------------------------
                          --------- --------------------------------------------
     WITH
                           10       SHARED DISPOSITIVE POWER

                                    - 0 -
================================================================================
================================================================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            - 0 -
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0 %
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*
            HC
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT






                                  SCHEDULE 13D
================================================================================

CUSIP No. 125137 20 8                                               Page 4 of 13

================================================================================
================================================================================

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Time Warner Companies, Inc.
          13-1388520
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a  |_|
                                                                   b  |_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
================================================================================
================================================================================

                            7       SOLE VOTING POWER
   NUMBER OF              --------- --------------------------------------------
                          --------- --------------------------------------------
    SHARES
                            8       SHARED VOTING POWER
 BENEFICIALLY
                                     - 0 -
   OWNED BY               --------- --------------------------------------------
                          --------- --------------------------------------------
     EACH
                            9       SOLE DISPOSITIVE POWER
   REPORTING
                          --------- --------------------------------------------
    PERSON                --------- --------------------------------------------

     WITH                  10       SHARED DISPOSITIVE POWER

                                    - 0 -
================================================================================
================================================================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            - 0 -
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0 %
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*
            HC
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT






                                  SCHEDULE 13D
================================================================================

CUSIP No. 125137 20 8                                               Page 5 of 13

================================================================================
================================================================================

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warner Communications Inc.
          13-2696809
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a  |_|
                                                                   b  |_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
================================================================================
================================================================================
                            7       SOLE VOTING POWER

   NUMBER OF              --------- --------------------------------------------
                          --------- --------------------------------------------
    SHARES
                            8       SHARED VOTING POWER
  ENEFICIALLY
                                    - 0 -
   OWNED BY               --------- --------------------------------------------
                          --------- --------------------------------------------
     EACH
                            9       SOLE DISPOSITIVE POWER
   REPORTING
                          --------- --------------------------------------------
    PERSON                --------- --------------------------------------------

     WITH                  10       SHARED DISPOSITIVE POWER

                                   - 0 -
================================================================================
================================================================================

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            - 0 -
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0 %
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*
            CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT





CUSIP No. 125137 20 8                                               Page 6 of 13


     Time Warner Inc., a Delaware corporation formerly named AOL Time Warner Inc. ("Time Warner"), and its wholly owned subsidiaries, Historic TW Inc., a Delaware corporation formerly named Time Warner Inc. ("Historic TW"), Time
Warner Companies, Inc., a Delaware corporation ("TWC"), and Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D dated October 10, 1996, as amended, relating to the Class A Preferred Stock ("CEC Preferred Stock") of CEC Entertainment, Inc. ("CEC"), originally filed by Historic TW, TWC, WCI and TWI Ventures Ltd., a Delaware corporation ("TWI Ltd.") with the U.S. Securities and Exchange Commission ("SEC"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and the Joint Filing Agreement previously filed as Exhibit D hereto, the Reporting Persons have agreed to file one statement on Schedule 13D with respect to the CEC Preferred Stock. The joint statement on Schedule 13D of the Reporting Persons, as amended and supplemented, is hereinafter referred to as the "Statement."

     This amendment to the Statement is being filed solely to reflect the redemption of the CEC Preferred Stock by CEC on October 31, 2003. Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

Item 1.  Security and Issuer

     Item 1 is hereby amended in its entirety to read as follows:

     This Statement relates to the Class A Preferred Stock, par value $60.00 per share ("CEC Preferred Stock"), of CEC Entertainment, Inc. (formerly Showbiz Pizza Time Inc.) ("CEC"), a Kansas corporation, whose principal executive offices are located at 4441 West Airport Freeway, Irving, Texas 75062.

     By Notice of Redemption ("Notice") dated September 26, 2003, CEC called for redemption of the CEC Preferred Stock at a redemption price of $60.00 per share, plus accrued and unpaid dividends of $0.42 per share, for an aggregate redemption price of $60.42 per share of CEC Preferred Stock. The Notice further specified a Redemption Date of October 31, 2003. Pursuant to the Notice, the Reporting Persons surrendered the certificates representing 16,011 shares of the CEC Preferred Stock and expect to receive approximate aggregate consideration of $967,000. Accordingly, as of October 31, 2003, the Reporting Persons no longer beneficially own any shares of CEC Preferred Stock. This is the Reporting Persons' final amendment to the Statement and is thus an Exit Filing.

Item 2.  Identity and Background

     Item 2 is hereby amended in its entirety to read as follows:

     This Statement is being filed by Time Warner Inc. ("Time Warner"), a Delaware corporation formerly named AOL Time Warner Inc., having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019; Historic TW Inc. ("Historic TW"), a Delaware corporation formerly named Time Warner Inc., having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019; Time Warner Companies, Inc. ("TWC"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019; and Warner Communications Inc. ("WCI"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Historic TW is a direct wholly owned subsidiary of Time Warner; TWC is an indirect wholly owned subsidiary of Time Warner; and WCI is an indirect wholly owned subsidiary of Time Warner.

CUSIP No. 125137 20 8                                               Page 7 of 13



     Time Warner is the world's leading media and entertainment company whose businesses include: filmed entertainment, interactive services, television networks, cable systems, publishing and music. Substantially all of Time Warner's interests in cable systems are held through Time Warner Cable Inc., a Delaware corporation in which Time Warner has a majority interest.

     The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Persons are set forth on Schedules I through III hereto and is incorporated herein by reference.

     None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I through III hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     With the exception of Olaf Olafsson, an executive officer of each Reporting Person, each of the persons listed on Schedules I through III hereto is a United States citizen.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by deleting the fifth and sixth paragraphs thereof and adding the following as the fifth and sixth paragraphs:

     As described in Item 1 above, by Notice dated September 26, 2003, CEC called for redemption of the CEC Preferred Stock. The Notice specified a Redemption Date of October 31, 2003. Pursuant to the Notice, the Reporting Persons surrendered the certificates representing the 16,011 shares of CEC Preferred Stock and expect to receive approximate aggregate consideration of $967,000. Accordingly, as of October 31, 2003, the Reporting Persons no longer beneficially own any shares of CEC Preferred Stock. This is the Reporting Persons' final amendment to the Statement and is thus an Exit Filing.

     The Reporting Persons have no current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of CEC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CEC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CEC or any of its subsidiaries; (iv) any change in the present board of directors or management of CEC, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of CEC; (v) any material change in the present capitalization or dividend policy of CEC; (vi) any other material change in CEC's business or corporate structure; (vii) changes in CEC's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CEC by any person; (viii) causing a class of securities of CEC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of CEC to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

CUSIP No. 125137 20 8                                               Page 8 of 13



Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting the eighth paragraph thereof and adding the following as the eighth and ninth paragraphs:

     Except as described above in Item 1 related to the redemption of the CEC Preferred Stock by CEC, none of Time Warner, Historic TW, TWC or WCI is aware of any beneficial ownership by, or any transaction within 60 days before October 31, 2003, in any shares of CEC Preferred Stock held by Time Warner, Historic TW, TWC or WCI or any person listed on Schedules I through III hereto.

     On October 31, 2003, the Reporting Persons ceased to be the beneficial owners of more than five percent of the CEC Preferred Stock as a result of the redemption of such CEC Preferred Stock by CEC.



                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 7, 2003
                                             TIME WARNER INC.


                                             By:   /s/ Wayne H. Pace
                                                   -----------------------------
                                             Name:  Wayne H. Pace
                                             Title: Executive Vice President and
                                                    Chief Financial Officer


                                             HISTORIC TW INC.


                                             By:   /s/ Wayne H. Pace
                                                   -----------------------------
                                             Name:  Wayne H. Pace
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

CUSIP No. 125137 20 8                                               Page 9 of 13




                                             TIME WARNER COMPANIES, INC.


                                             By:   /s/ Wayne H. Pace
                                                   -----------------------------
                                             Name:  Wayne H. Pace
                                             Title: Executive Vice President and
                                                    Chief Financial Officer


                                             WARNER COMMUNICATIONS INC.



                                             By:   /s/ Wayne H. Pace
                                                   -----------------------------
                                             Name:  Wayne H. Pace
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

CUSIP No. 125137 20 8                                              Page 10 of 13



                                   SCHEDULE I
              DIRECTORS AND EXECUTIVE OFFICERS OF TIME WARNER INC.
              ----------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Time Warner Inc. Except as noted in Item 2 above, each such person is a U.S. citizen and, except as noted below, the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.


Board of Directors
------------------

Name                     Title and Present Principal Occupation
----                     ---------------------------------------

Richard D. Parsons       Chairman of the Board and Chief Executive Officer;
                         Time Warner Inc.
Kenneth J. Novack        Vice Chairman; Time Warner Inc.
James L. Barksdale       President and Chief Executive Officer;
                         Barksdale Management Corporation
                         800 Woodland Parkway, Suite 118
                         Ridgland, MS 39157
Stephen F. Bollenbach    President and Chief Executive Officer;
                         Hilton Hotels Corporation
                         9336 Civic Center Drive
                         Beverly Hills, CA 90210
Stephen M. Case          Co-Founder; America Online, Inc.
Frank J. Caufield        Co-Founder;
                         Kleiner Perkins Caufield & Byers
                         Four Embarcadero Center
                         San Francisco, CA 94111
                         (a venture capital partnership)
Miles R. Gilburne        Managing Member; ZG Ventures L.L.C.
                         1250 Connecticut Avenue
                         Washington, D.C. 20036
Carla A. Hills           Chairman and Chief Executive Officer;
                         Hills & Company
                         1200 19th Street, NW
                         Washington, DC 20036
                         international trade and investment consultants)
Reuben Mark              Chairman and Chief Executive Officer;
                         Colgate-Palmolive Company
                         300 Park Avenue
                         New York, NY 10022
                         (consumer products)
Michael A. Miles         Former Chairman of the Board and Chief
                         Executive Officer;
                         Altria Group, Inc.;
                         Director of Various Companies
                         c/o Time Warner Inc.

CUSIP No. 125137 20 8                                              Page 11 of 13



Franklin D. Raines       Chairman and Chief Executive Officer;
                         Fannie Mae
                         3900 Wisconsin Avenue, NW
                         Washington, DC 20016-2806
                         (a non-banking financial services company)
R.E. Turner              Founder, Turner Broadcasting System, Inc.
Francis T. Vincent, Jr.  Chairman; Vincent Enterprises
                         and Director of Various Companies;
                         290 Harbor Drive
                         Stamford, CT 06902
                         (a private investment firm)

Executive Officers Who Are Not Directors
-----------------------------------------

Name                     Title and Present Principal Occupation
----                     ---------------------------------------

Jeffrey A. Bewkes        Chairman, Entertainment & Networks Group;
                         Time Warner Inc.
Don Logan                Chairman, Media & Communications Group;
                         Time Warner Inc.
Paul T. Cappuccio        Executive Vice President, General Counsel
                         and Secretary; Time Warner Inc.
Adolf R. DiBiasio        Executive Vice President of Strategy and Investments;
                         Time Warner Inc.
Patricia Fili-Krushel    Executive Vice President of Administration;
                         Time Warner Inc.
Robert M. Kimmitt        Executive Vice President, Global & Strategic Policy;
                         Time Warner Inc.
Michael M. Lynton        Executive Vice President and President, International;
                         Time Warner Inc.
Olaf Olafsson            Executive Vice President; Time Warner Inc.
Wayne H. Pace            Executive Vice President and Chief Financial Officer;
                         Time Warner Inc.

CUSIP No. 125137 20 8                                              Page 12 of 13



                                   SCHEDULE II


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       -----------------------------------

                HISTORIC TW INC. AND TIME WARNER COMPANIES, INC.
                ------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Historic TW Inc. and Time Warner Companies, Inc. Except as noted in Item 2 above, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.



Board of Directors
------------------

Name and Title                  Title                                   Present Principal Occupation
--------------                  -----                                   ----------------------------
James W. Barge                  Director and Senior Vice                Senior Vice President and Controller; Time
                                President and Controller                Warner Inc.
Paul T. Cappuccio               Director and Executive Vice             Executive Vice President, General Counsel and
                                President and Secretary                 Secretary; Time Warner Inc.
Spencer B. Hays                 Director and Senior Vice                Senior Vice President and Deputy General
                                President                               Counsel; Time Warner Inc.


Executive Officers Who Are Not Directors
----------------------------------------

Name                            Title                                   Present Principal Occupation
----                            -----                                   -----------------------------
Richard D. Parsons              Chairman of the Board &                 Chairman of the Board & Chief Executive
                                Chief Executive Officer                 Officer; Time Warner Inc.
Jeffrey L. Bewkes               Chairman, Entertainment &               Chairman, Entertainment & Networks Group;
                                Networks Group                          Time Warner Inc.
Don Logan                       Chairman, Media &                       Chairman, Media & Communications Group;
                                Communications Group                    Time Warner Inc.
Kenneth J. Novack               Vice Chairman                           Vice Chairman; Time Warner Inc.
Adolf R. DiBiasio               Executive Vice President                Executive Vice President of Strategy and
                                                                        Investments; Time Warner Inc.
Patricia Fili-Krushel           Executive Vice President                Executive Vice President of Administration;
                                                                        Time Warner Inc.
Robert M. Kimmitt               Executive Vice President                Executive Vice President, Global & Strategic
                                                                        Policy; Time Warner Inc.
Michael M. Lynton               Executive Vice President                Executive Vice President and President,
                                                                        International; Time Warner Inc.
Olaf Olafsson                   Executive Vice President                Executive Vice President; Time Warner Inc.
Wayne H. Pace                   Executive Vice President and            Executive Vice President and Chief Financial
                                Chief Financial Officer                 Officer; Time Warner Inc.

CUSIP No. 125137 20 8                                              Page 13 of 13



                                  SCHEDULE III

         DIRECTORS AND EXECUTIVE OFFICERS OF WARNER COMMUNICATIONS INC.
         --------------------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Warner Communications Inc. Except as noted in Item 2 above, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.



Board of Directors
------------------

Name and Title                  Title                                   Present Principal Occupation
--------------                  -----                                   -----------------------------
Richard D. Parsons              Director and Chairman of the            Chairman of the Board & Chief Executive
                                Board & Chief Executive                 Officer; Time Warner Inc.
                                Officer
Jeffrey L. Bewkes               Director and Chairman,                  Chairman, Entertainment & Networks Group;
                                Entertainment & Networks                Time Warner Inc.
                                Group
Don Logan                       Director and Chairman, Media            Chairman, Media & Communications Group;
                                & Communications Group                  Time Warner Inc.


Executive Officers Who Are Not Directors
----------------------------------------
Name                            Title                                   Present Principal Occupation
----                            -----                                   -----------------------------
Kenneth J. Novack               Vice Chairman                           Vice Chairman; Time Warner Inc.
Paul T. Cappuccio               Executive Vice President                Executive Vice President, General Counsel and
                                and Secretary                           Secretary; Time Warner Inc.
Adolf R. DiBiasio               Executive Vice President                Executive Vice President of Strategy and
                                                                        Investments; Time Warner Inc.
Patricia Fili-Krushel           Executive Vice President                Executive Vice President of Administration;
                                                                        Time Warner Inc.
Robert M. Kimmitt               Executive Vice President                Executive Vice President, Global & Strategic
                                                                        Policy; Time Warner Inc.
Michael M. Lynton               Executive Vice President                Executive Vice President and President,
                                                                        International; Time Warner Inc.
Olaf Olafsson                   Executive Vice President                Executive Vice President; Time Warner Inc.
Wayne H. Pace                   Executive Vice President and            Executive Vice President and Chief Financial
                                Chief Financial Officer                 Officer; Time Warner Inc.
